Exhibit (a)(23)
CANADA SOUTHERN PETROLEUM LTD.
PRESS RELEASE
FOR IMMEDIATE RELEASE
CANADA SOUTHERN PETROLEUM WAIVES SHAREHOLDER RIGHTS PLAN
CALGARY, AB, July 21st, 2006 – The Board of Directors of Canada Southern Petroleum Ltd. (“Canada Southern” or the “Company”) (NASDAQ: CSPLF)(TSX: CSW) announced today that it has waived the application of the Limited Duration Shareholder Rights Plan adopted May 24th, 2006. The Rights Plan was established following the commencement of Petro-Canada’s unsolicited offer for Canada Southern.
“The original purpose of the Rights Plan was to allow the Board sufficient time to conduct an effective auction and maximize value for our shareholders. We feel it has served its purpose. With Canadian Oil Sands’ offer of US$13.10 per share, we have increased shareholder value by 176% since May 10th, the day before Petro-Canada first announced their intention to make a bid for the company,” said Richard C. McGinity, Chairman of the Canada Southern Board.
The Board has recommended that shareholders accept the Canadian Oil Sands offer.
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.
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